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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

K12 Inc.
_____________________________________________________________________________________________________
(Name of Issuer)

Common Stock, $0.0001 par value
_____________________________________________________________________________________________________
(Title of Class of Securities)

48273U102
__________________________________________________________________________
(CUSIP Number)

December 31, 2007
__________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48273U102

1.	NAMES OF REPORTING PERSONS Mollusk Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5.	SOLE VOTING POWER 2,549,427 (1)
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 2,549,427 (1)
WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,427 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (2)
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Consists of 2,321,157 outstanding shares of Common Stock and 228,270 shares of Common Stock issuable upon exercise of warrants held by the reporting person as of December 31, 2007.

(2) Based on 27,436,495 shares of the issuer's Common Stock outstanding, which is the sum of (i) 27,208,225 shares of the issuer's Common Stock outstanding as of December 17, 2007, as reported in the issuer's final prospectus dated December 12, 2007, filed pursuant to Rule 424(b)(4) on December 14, 2007, based upon completion of the public offering and other transactions contemplated thereby, and (ii) the 228,270 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of shares upon exercise of the warrants held by the reporting person.

Page 2 of 12 Pages

CUSIP No. 48273U102

1.	NAMES OF REPORTING PERSONS Cephalopod Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5.	SOLE VOTING POWER 2,549,427 (1)
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 2,549,427 (1)
WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,427 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (2)
12.	TYPE OF REPORTING PERSON CO

(1) Consists of 2,321,157 outstanding shares of Common Stock and 228,270 shares of Common Stock issuable upon exercise of warrants held by the reporting person as of December 31, 2007, all of which are held indirectly by the reporting person through Mollusk Holdings, LLC.

(2) Based on 27,436,495 shares of the issuer's Common Stock outstanding, which is the sum of (i) 27,208,225 shares of the issuer's Common Stock outstanding as of December 17, 2007, as reported in the issuer's final prospectus dated December 12, 2007, filed pursuant to Rule 424(b)(4) on December 14, 2007, based upon completion of the public offering and other transactions contemplated thereby, and (ii) the 228,270 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of shares upon exercise of the warrants held by the reporting person.

Page 3 of 12 Pages

CUSIP No. 48273U102

1.	NAMES OF REPORTING PERSONS Lawrence Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5.	SOLE VOTING POWER 2,549,427 (1)
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 2,549,427 (1)
WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,427 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (2)
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Consists of 2,321,157 outstanding shares of Common Stock and 228,270 shares of Common Stock issuable upon exercise of warrants held by the reporting person as of December 31, 2007, all of which are held indirectly by the reporting person through Mollusk Holdings, LLC.

(2) Based on 27,436,495 shares of the issuer's Common Stock outstanding, which is the sum of (i) 27,208,225 shares of the issuer's Common Stock outstanding as of December 17, 2007, as reported in the issuer's final prospectus dated December 12, 2007, filed pursuant to Rule 424(b)(4) on December 14, 2007, based upon completion of the public offering and other transactions contemplated thereby, and (ii) the 228,270 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of shares upon exercise of the warrants held by the reporting person.

Page 4 of 12 Pages

CUSIP No. 48273U102

1.	NAMES OF REPORTING PERSONS Lawrence J. Ellison
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5.	SOLE VOTING POWER 2,549,427 (1)
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 2,549,427 (1)
WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,427 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (2)
12.	TYPE OF REPORTING PERSON IN

(1) Consists of 2,321,157 outstanding shares of Common Stock and 228,270 shares of Common Stock issuable upon exercise of warrants held by the reporting person as of December 31, 2007, all of which are held indirectly by the reporting person through Mollusk Holdings, LLC.

(2) Based on 27,436,495 shares of the issuer's Common Stock outstanding, which is the sum of (i) 27,208,225 shares of the issuer's Common Stock outstanding as of December 17, 2007, as reported in the issuer's final prospectus dated December 12, 2007, filed pursuant to Rule 424(b)(4) on December 14, 2007, based upon completion of the public offering and other transactions contemplated thereby, and (ii) the 228,270 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of shares upon exercise of the warrants held by the reporting person.

Page 5 of 12 Pages

Item 1.

(a) Name of Issuer:

K12 Inc.

(b) Address of Issuer's Principal Executive Offices:

2300 Corporate Park Drive
Herndon, VA 20171

Item 2.

(a) Name of Person Filing:

This statement is being filed jointly by: (1) Mollusk Holdings, LLC, a California limited liability company ("Mollusk"); (2) Cephalopod Corporation, a California corporation ("Cephalopod"); (3) Lawrence Investments, LLC, a California limited liability company ("Lawrence Investments"); and (4) Lawrence J. Ellison, a natural person whose principal occupation is Chief Executive Officer of Oracle Corporation. Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison will be collectively identified hereinafter as the "Reporting Persons." This Schedule 13G relates solely to, and is being filed for, the investment by Mollusk, Cephalopod, Lawrence Investments, and Lawrence J. Ellison and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation. This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by Lawrence J. Ellison, Mollusk, Cephalopod, and Lawrence Investments.

(b) Address of Principal Business Office or, if None, Residence:

The address of Lawrence J. Ellison is 500 Oracle Parkway, Redwood Shores, CA 94065. The address and principal place of business of Mollusk, Cephalopod, and Lawrence Investments is 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

(c) Citizenship:

Lawrence J. Ellison is a citizen of the United States of America. Each of the other Reporting Persons is an entity organized under the laws of California.

(d) Title of Class of Securities:

Common Stock, par value $0.0001 per share.

(e) CUSIP Number:

48273U102

Page 6 of 12 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison:

2,549,427 (1)(2)

(b) Percent of class:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 9.3% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 2,549,427 (1)(2)

(ii) Shared power to vote or to direct the vote:

n/a

(iii) Sole power to dispose or to direct the disposition of:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 2,549,427 (1)(2)

Page 7 of 12 Pages

(iv) shared power to dispose or to direct the disposition of:

n/a

(1) Of the total amount of shares shown:

(i)   2,321,157 outstanding shares of the Issuer's Common Stock are held directly by Mollusk.

(ii)   228,270 shares of the Issuer's Common Stock are issuable to Mollusk upon exercise of warrants held directly by Mollusk. The warrants are exercisable at the election of the holders, at a price of $6.83 per share, subject to adjustment in certain circumstances, and with a term that expires at the close of business in California on April 8, 2008.

(2) Cephalopod and Lawrence Investments together control Mollusk, and may be deemed to have voting and investment power over the shares of the Issuer held directly by Mollusk. Lawrence J. Ellison controls both Cephalopod and Lawrence Investments, and may be deemed to have voting and investment power over the shares of the Issuer held directly or indirectly by those entities.

(3) Calculations are based on 27,436,495 shares of the Issuer's Common Stock outstanding, which is the sum of (i) 27,208,225 shares of the Issuer's Common Stock outstanding as of December 17, 2007, as reported in the issuer's final prospectus dated December 12, 2007, filed pursuant to Rule 424(b)(4) on December 14, 2007, based upon completion of the public offering and other transactions contemplated thereby, and (ii) the 228,270 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of shares upon exercise of the warrants held by the reporting person, as described in footnote 1(ii).

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 99.1.

Page 8 of 12 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Page 9 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

Mollusk Holdings, LLC By: Cephalopod Corporation, Member By: /s/ Philip B. Simon Name: Philip B. Simon Its: President
Cephalopod Corporation By: /s/ Philip B. Simon Name: Philip B. Simon Its: President
Lawrence Investments, LLC By: /s/ Philip B. Simon Name: Philip B. Simon Its: Member
Lawrence J. Ellison /s/ Philip B. Simon by Philip B. Simon, his attorney in fact

Page 10 of 12 Pages

EXHIBITS

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney of Lawrence J. Ellison for Filings with the Securities and Exchange Commission (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison in regard to Leapfrog Enterprises, Inc. on February 14, 2006).

Page 11 of 12 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2008

Mollusk Holdings, LLC By: Cephalopod Corporation, Member By: /s/ Philip B. Simon Name: Philip B. Simon Its: President
Cephalopod Corporation By: /s/ Philip B. Simon Name: Philip B. Simon Its: President
Lawrence Investments, LLC By: /s/ Philip B. Simon Name: Philip B. Simon Its: Member
Lawrence J. Ellison /s/ Philip B. Simon by Philip B. Simon, his attorney in fact

Page 12 of 12 Pages